Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of Global Crossing Limited for the registration of $500,000,000 in debt securities, common stock or warrants and to the incorporation by reference pertaining to the shelf registration of our reports dated March 2, 2009 (except for Note 2, as to which the date is May 5, 2009) with respect to the consolidated financial statements and schedule of Global Crossing Limited included in the current report (Form 8-K) dated May 7, 2009 and the effectiveness of internal control over financial reporting of Global Crossing Limited, included in its Annual Report (Form 10-K) for the year ended December 31, 2008 filed with the Securities and Exchange Commission.

/s/    ERNST & YOUNG LLP

Iselin, New Jersey

May 5, 2009